AB 3/12

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49177

KH 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Airport Boulevard, Suite 370
(No. and Street)

Burlingame	California	94010
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Hamlyn — (415) 986-8040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT C. DUNCAN ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, middle name)

2520 DOUGLAS BLVD. SUITE 110	ROSEVILLE	California	95661
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019473

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, Stuart Hamlyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter Securities Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California, County of San Francisco
On 02.24.11 before me, Ira Komarovska Notary Public, personally appeared Stuart Hamlyn who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

Notary Public

Signature

Executive Director

Title

IRA KOMAROVSKA
COMM. # 1912701
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES NOV. 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Robert C. Duncan Accountancy Corporation

Independent Auditor's Report

To the Stockholder
Inter Securities Ltd.

We have audited the accompanying statement of financial condition of Inter Securities Ltd. (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. And audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. And audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material aspects, the financial position of Inter Securities Ltd. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Robert C. Duncan Accountancy Corporation

Roseville, California
February 28, 2011

Inter Securities Ltd.

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 34,917
Notes receivable	105,000
Interest receivable	20391
Total assets	$ 160,308
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable	$ 12,000
Stockholder's equity	
Common Stock	1
Additional paid-in capital	19,999
Retained earnings	128,308
Total stockholder's equity	148,308
Total liabilities and stockholder's equity	$ 160,308

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Account Policies

Nature of operations: Inter Securities Ltd. (the Company) was incorporated under the laws of the British Virgin Islands in February 1996. The Company is registered with the Securities and Exchange Commission (SEC) in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operating, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Revenue recognition: Commission income and the related expenses are recorded upon the investment in the hedge funds by the introduced investors.

Income taxes: The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes imposed.

The Company adopted FASB's guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold, would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2002.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2011, the date the financial statements were issued. No significant transactions were noted.

Note 2. Related Parties

On October 1, 2004, the Company entered into an agreement with Prospect Capital LLC (Prospect), an entity affiliated by common ownership, whereby Prospect agreed to provide research and consulting services to the Company. In December 2007, this agreement as suspended. In 2009, Prospect allocated research fees to the Company at a substantially reduced rate. In addition, to the extent that the Company has incurred expenses on behalf of Prospect, the Company may apply any compensation due to Prospect to the outstanding balance.

The Company signed a new and separate expense sharing agreement with Prospect on April 23, 2009. Under this agreement, the Company is to reimburse Prospect for provision of administrative services and office space.

During 2008, the Company issued promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and are due in October 2011. As of December 31, 2010, the outstanding principal is $105,000, and accrued interest receivable is $20,391.

Note 3. Concentration of Credit Risk

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $33,723 which exceeded requirements by approximately $28,723 and the ratio of aggregate indebtedness to net capital was less than 0.42 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmit all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Inter Securities Ltd.

Statement of Financial Condition Report
December 31, 2010

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Securities
Exchange Act of 1934